

June 3, 2011

Roger Ng
President
Oban Industries, Inc.
2219 20th Avenue, #B
San Francisco, CA 94116

      Re: Oban Industries, Inc.
             Amendment No. 4 to Form 10-12G
             Filed May 24, 2011
             File No. 000-54287

Dear Mr. Ng:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Julie F. Rizzo
                    Attorney-Advisor

cc: Via facsimile: (415) 984-8300
       David K. Cheng, Esq.
       Nixon Peabody LLP